Sub-Item 77H

Effective January 1, 2010, the investment advisory business of JPMorgan Investment Advisors Inc. (“JPMIA”) was transferred to J.P. Morgan Investment Management Inc. (“JPMIM”) and JPMIM became the investment adviser for certain of the J.P. Morgan Funds. The appointment of JPMIM did not change the fees or terms of the investment advisory agreement (other than the identity of the investment advisor). Shareholder approval was not required for the change in investment adviser.  As a result of the change, JPMIM become a control person of the additional Funds that at it now advises and JPMIA ceased to be a control person of the Funds that it ceased to advise.